NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of American Depositary Shares (Each representing one ordinary share, nominal value $0.10 per share) (the 'ADSs') of LDK Solar Co., Ltd. (the 'Company') from listing and registration on the Exchange at the opening of business on October 24, 2014, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the ADSs are no longer suitable for continued listing and trading on the Exchange. The Company announced on February 24, 2014 that it made a filing on February 21, 2014 with the Grand Court of the Cayman Islands (the 'Cayman Court') for the appointment of joint provisional liquidators ('JPL') in connection with its plans to resolve its offshore liquidity issues. Prior to the Company’s announcement, NYSE Regulation initiated a trading halt in the Company’s ADSs. On March 28, 2014, the Company announced the signing of a Restructuring Support Agreement ('RSA') with holders of approximately 60% of its 10% Senior Notes due 2014 ('the Senior Notes') and a separate RSA with holders of approximately 79% of the convertible preferred shares (the 'Preferred Obligations') issued by an affiliate of the Company and involving claims against the Company, with final execution subject to Cayman Court approval. Based on the Company’s announcement that it had entered into the RSA, NYSE Regulation also announced on March 28, 2014 that it would attempt to reopen trading in the ADSs, but that it intended to carefully consider price indications and whether subsequent trading of the ADSs reflected 'abnormally low' price levels, among other factors. Subsequently, NYSE Regulation determined that the Company was no longer suitable for trading based on 'abnormally low' price indications for the ADSs. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when it has an abnormally low selling price or volume of trading. 2. NYSE Regulation, on March 31, 2014, determined that the ADSs of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified by phone and by letter on March 31, 2014. 3. Pursuant to the above authorization, a press release was issued on March 31, 2014 and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on March 31, 2014 of the suspension of trading in the ADSs. Similar information was included on the Exchange’s website. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the ADSs, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On April 15, 2014 the Exchange received a letter from the Company to request a hearing before the Committee concerning NYSE Regulation’s determination, in accordance with Section 804.00 of the Manual. The hearing was held on September 9, 2014. 5. On September 23, 2014, the Committee issued a decision that affirmed the determination of NYSE Regulation to delist the ADSs. Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.